UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*


                      Lowes Companies, Incorporated
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                548661107
                              (CUSIP Number)

                            December 31, 2007
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 548661107                                                Page 1 of 6
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital World Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  23,567,000


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        163,939,600
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     163,939,600     Beneficial ownership disclaimed pursuant to Rule 13d-
     4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.2%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)






CUSIP: 548661107                                                Page 2 of 6
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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)     Name of Issuer:
       Lowes Companies, Incorporated

Item 1(b)     Address of Issuer's Principal Executive Offices:
       1000 Lowe's Blvd.
       Mooresville, NC  28117

Item 2(a)     Name of Person(s) Filing:
       Capital World Investors

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       548661107

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital World Investors is deemed to be the beneficial owner of 163,939,600 shares or 11.2% of the 1,462,603,000 shares of
       Common Stock believed to be outstanding as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.


CUSIP: 548661107                                                Page 3 of 6
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Item 5     Ownership of Five Percent or Less of a Class.  If this
       statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: One or more clients of Capital World Investors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Lowes Companies, Incorporated.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. : N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          January 10, 2008

        Signature:     Robert W. Lovelace^
        Name/Title:    Robert W. Lovelace -- Senior Vice
                       President
                       Capital World Investors



        ^By    /s/ Walter R. Burkley
               Walter R. Burkley
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 21, 2007 included as an Exhibit to this Schedule 13G.




CUSIP: 548661107                                                Page 4 of 6

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                           POWER OF ATTORNEY

     The undersigned do hereby appoint Walter R. Burkley and Donald H. Rolfe, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital World Investors, American Balanced Fund, Inc., American High-Income Trust, The Bond Fund of America, Inc., EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., New Perspective Fund, Inc., New World Fund, Inc., SMALLCAP World Fund, Inc., American Funds Insurance Series (Asset Allocation Fund, Global Growth Fund, Global Growth and Income Fund, New World Fund, Growth
Fund), and Washington Mutual Investors Fund, Inc., and to be reported pursuant to Sections 13(d) 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney, has been executed as
         ST
of the 21   day of December 2007.

Capital World Investors

/s/ Robert W. Lovelace
--------------------------------
Name:      Robert W. Lovelace
Title:     Senior Vice President


American Balanced Fund, Inc.
Fundamental Investors, Inc.
The Growth Fund of America, Inc.
The Income Fund of America, Inc.

/s/ Patrick F. Quan
----------------------------------
Name:     Patrick F. Quan
Title:     Secretary


EuroPacific Growth Fund, Inc.
New Perspective Fund, Inc.
New World Fund, Inc.

/s/ Vincent P. Corti
---------------------------------
Name:     Vincent P. Corti
Title:     Secretary


Washington Mutual Investors Fund, Inc

/s/ Jennifer L. Butler
---------------------------------
Name:     Jennifer L. Butler
Title:     Secretary


SMALLCAP World Fund, Inc

/s/ Chad L. Norton
CUSIP: 548661107                                                Page 5 of 6

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--------------------------------
Name:     Chad L. Norton
Title:     Secretary


American High-Income Trust
The Bond Fund of America, Inc.

/s/ Kimberly S. Verdick
---------------------------------
Name:     Kimberly S. Verdick
Title:     Secretary


American Funds Insurance Series

/s/ Steven I. Koszalka
--------------------------------
Name:     Steven I. Koszalka
Title:     Secretary









































CUSIP: 548661107                                                Page 6 of 6

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